SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 February, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 06 February 2019
Exhibit 1.2	Transaction in Own Shares dated 07 February 2019
Exhibit 1.3	Transaction in Own Shares dated 08 February 2019
Exhibit 1.4	Transaction in Own Shares dated 12 February 2019
Exhibit 1.5	Director/PDMR Shareholding dated 12 February 2019
Exhibit 1.6	Transaction in Own Shares dated 13 February 2019
Exhibit 1.7	Director/PDMR Shareholding dated 14 February 2019
Exhibit 1.8	Transaction in Own Shares dated 18 February 2019
Exhibit 1.9	Director/PDMR Shareholding dated 20 February 2019
Exhibit 1.10	Transaction in Own Shares dated 22 February 2019
Exhibit 1.11	Director/PDMR Shareholding dated 22 February 2019
Exhibit 1.12	Total Voting Rights dated 28 February 2019

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Sale of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.407295	1,092,208
d)	Aggregated information - Volume - Price - Total	1,092,208 £5.407295 £5,905,890.86
e)	Date of the transaction	05 February 2019
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	i) Exercise of an option pursuant to the BP 2011 Plan at £4.44 per share; and ii) The subsequent disposal at £5.464 per share.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		i)	£4.44	750,000
		ii)	£5.464	750,000
d)	Aggregated information - Volume - Price - Total - Volume - Price - Total	i) 750,000 £4.44 £3,330,000 ii) 750,000 £5.464 £4,098,000
e)	Date of the transaction	05 February 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	6 February 2019
Number of Shares purchased:	489,230
Highest price paid per Share (pence):	556.1000
Lowest price paid per Share (pence):	545.5000
Volume weighted average price paid per Share (pence):	551.8894

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	551.8894	489,230

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3108P_1-2019-2-6.pdf

 Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	7 February 2019
Number of Shares purchased:	487,849
Highest price paid per Share (pence):	558.5000
Lowest price paid per Share (pence):	547.5000
Volume weighted average price paid per Share (pence):	553.4446

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	553.4446	487,849

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4359P_1-2019-2-7.pdf

  Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	11 February 2019
Number of Shares purchased:	457,775
Highest price paid per Share (pence):	550.4000
Lowest price paid per Share (pence):	543.2000
Volume weighted average price paid per Share (pence):	546.1079

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457,775	546.1079

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6945P_1-2019-2-11.pdf

 Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.4400	58
d)	Aggregated information - Volume - Price - Total	58 £5.4400 £315.52
e)	Date of the transaction	11 February 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.4400	58
d)	Aggregated information - Volume - Price - Total	58 £5.4400 £315.52
e)	Date of the transaction	11 February 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	13 February 2019
Number of Shares purchased:	419,077
Highest price paid per Share (pence):	552.3000
Lowest price paid per Share (pence):	544.8000
Volume weighted average price paid per Share (pence):	548.8409

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	548.8409	419,077

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

 http://www.rns-pdf.londonstockexchange.com/rns/9442P_1-2019-2-13.pdf

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Vesting of 48,270 restricted share units pursuant to the BP Restricted Share Plan II award made in 2016, after adjustment for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	48,270
d)	Aggregated information - Volume - Price - Total	48,270 Nil consideration (market value £5.443) Nil (market value £262,733.61)
e)	Date of the transaction	11 February 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
Vesting of 48,807.242 restricted share units and 48,807.242 matching restricted share units pursuant to the BP Restricted Share Plan II award made in 2016, after adjustment for tax, dividends and expenses. The matching ADSs are subject to a further three year retention period.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	97,614.484
d)	Aggregated information - Volume - Price - Total	97,614.484 Nil consideration (market value $43.04) Nil (market value $4,201,327.39)
e)	Date of the transaction	11 February 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	18 February 2019
Number of Shares purchased:	407,095
Highest price paid per Share (pence):	543.6000
Lowest price paid per Share (pence):	537.8000
Volume weighted average price paid per Share (pence):	540.4145

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	540.4145	407,095

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4088Q_1-2019-2-18.pdf

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

The Company announces that on 19 February 2019, conditional share awards and the vesting of shares previously awarded were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan ").

The grant of the EDIP deferred 2018 award

Name	Award
Robert W Dudley	19,764 ADSs
Brian Gilvary	64,436 ordinary shares

This is a conditional award of half of a director's annual bonus, required to be deferred into ordinary shares/ADSs. The award will vest subject to the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2019 and ending on 31 December 2021.  Each Executive Director will be entitled to the value of reinvested dividends on those ordinary shares/ADSs which vest.

The grant of the EDIP performance 2019-2021 award

Name	Award
Robert W Dudley	223,461 ADSs
Brian Gilvary	654,315 ordinary shares

This conditional award with a 2019-2021 performance period is awarded at the maximum number, with the number of ordinary shares/ADSs which vest dependent on the extent to which performance conditions are satisfied over a three-year period ending 31 December 2021. These performance conditions will be detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2018.  Each Executive Director will be entitled to the value of reinvested dividends on those ordinary shares/ADSs which vest.

The vesting of the EDIP deferred 2015 award

	Vested amount	Shares sold for tax and expenses	Released amount
Brian Gilvary (ordinary shares)	387,160	182,330	204,830

This is the vesting and release of the deferred shares awarded in 2016 in respect of the 2015 bonus and includes dividends accrued on the award. These share awards were subject to a review of safety and environmental performance over the three year period from 2016 to 2018. The matching element is not vesting at this time.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert W Dudley
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	243,225 restricted share units (in the form of ADSs) awarded under the BP Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	243,225
d)	Aggregated information - Volume - Price - Total	243,225 Nil consideration. Market value $42.38 Nil. Market value $10,307,875.50
e)	Date of the transaction	19 February 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	718,751 restricted share units (in the form of ordinary shares) awarded under the BP Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	718,751
d)	Aggregated information - Volume - Price - Total	718,751 Nil consideration. Market value £5.368 Nil. Market value £3,858,255.37
e)	Date of the transaction	19 February 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	204,830
d)	Aggregated information - Volume - Price - Total	204,830 Nil consideration. Market value £5.3773 Nil. Market value £1,101,432.36
e)	Date of the transaction	19 February 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	21 February 2019
Number of Shares purchased:	372,957
Highest price paid per Share (pence):	539.2000
Lowest price paid per Share (pence):	532.9000
Volume weighted average price paid per Share (pence):	536.2567

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.2567	372,957

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8026Q_1-2019-2-21.pdf

Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	299,360
d)	Aggregated information - Volume - Price - Total	299,360 Nil consideration (market value £5.394) Nil (market value £1,614,747.84)
e)	Date of the transaction	20 February 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	347,048
d)	Aggregated information - Volume - Price - Total	347,048 Nil consideration (market value £5.394) Nil (market value £1,871,976.91)
e)	Date of the transaction	20 February 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	ADSs acquired pursuant to the vesting of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends. These ADSs are restricted for a further three years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	105,957
d)	Aggregated information - Volume - Price - Total	105,957 Nil consideration (market value $41.87) Nil (market value $4,436,419.59)
e)	Date of the transaction	20 February 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.
Total voting rights and share capital

As at 28 February 2019, the issued share capital of BP p.l.c. comprised 20,259,472,972 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,263,357,072. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,264,555,472. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 March 2019
/s/ J. BERTELSEN
------------------------
J. BERTELSEN
Company Secretary